SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 1 )1

Barra, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

068313-10-5

(CUSIP Number)

November 8, 2002

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] [ ] [X]	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 068313-10-5	13G	Page 2 of 5 pages

(1)	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
Kamal Duggirala

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
India

	(5)	SOLE VOTING POWER
486,126*
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		*Includes options to purchase 459,126 shares of the Issuer’s Common Stock that are currently exercisable or that become exercisable within 60 days after December 31, 2002, as determined in accordance with Rule 13d-3(d)(1). As of such date, Mr. Duggirala also holds options to purchase an additional 273,624 shares of the Issuer’s Common Stock that are not currently exercisable and that will not become exercisable within 60 days after the date hereof.

	(6)	SHARED VOTING POWER
652,600

	(7)	SOLE DISPOSITIVE POWER
486,126*
*Includes options to purchase 459,126 shares of the Issuer’s Common Stock that are currently exercisable or that become exercisable within 60 days after December 31, 2002, as determined in accordance with Rule 13d-3(d)(1). As of such date, Mr. Duggirala also holds options to purchase an additional 273,624 shares of the Issuer’s Common Stock that are not currently exercisable and that will not become exercisable within 60 days after the date hereof.

	(8)	SHARED DISPOSITIVE POWER
652,600

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
1,138,726

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
Not Applicable

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
5.6%

(12)	TYPE OF REPORTING PERSON
IN

CUSIP No. 068313-10-5	13G	Page 3 of 5 pages

ITEM 1(a)	NAME OF ISSUER Barra, Inc.

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
2100 Milvia Street Berkeley, California 94704

ITEM 2(a)	NAME OF PERSON FILING
Kamal Duggirala

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
2100 Milvia Street, Berkeley, CA 94704 U.S.A.

ITEM 2(c)	CITIZENSHIP OR PLACE OF ORGANIZATION
India

ITEM 2(d)	TITLE OF CLASS OF SECURITIES
Common Stock

ITEM 2(e)	CUSIP NUMBER
068313-10-5

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
Not Applicable

ITEM 4.	OWNERSHIP
The information required by this Item 4 is set forth on the cover page of this Schedule 13G in Items 5-11 thereof and such Items are incorporated herein by reference. Of the 1,138,726 shares beneficially owned by the Reporting Person, 652,600 shares are held by the Reporting Person and his spouse as joint tenants with right of survivorship, 27,000 shares are held by the Reporting Person directly, and the remaining 459,126 shares are subject to options held by the Reporting Person that are currently exercisable or that become exercisable within 60 days after December 31, 2002. As of such date, the Reporting Person also holds options to purchase an additional 273,624 shares of the Issuer’s Common

CUSIP No. 068313-10-5	13G	Page 4 of 5 pages

Stock that are not currently exercisable and that will not become exercisable within 60 days after the date hereof. See also Item 6 below. The share amounts and percentages reported as beneficially owned by the Reporting Person in this Schedule 13G are based upon 19,797,862 shares of the Issuer’s Common Stock outstanding as of November 6, 2002, as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2002, plus the number of shares issuable upon exercise of options held by the Reporting Person that are currently exercisable or that will become exercisable within 60 days after the date hereof.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not Applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
The shares of Common Stock of the Issuer beneficially owned by the Reporting Person may be subject to community property laws where applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not Applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP
Not Applicable

ITEM 10.	CERTIFICATION
Not Applicable

CUSIP No. 068313-10-5	13G	Page 5 of 5 pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31, 2003

Date

/s/ Kamal Duggirala

Signature

Kamal Duggirala

Name/Title